Mail Stop 3561
      December 14, 2005

Donald C. Harms, Esq.
McKenzie Bay International, Ltd.
37899 Twelve Mile Road
Suite 300
Farmington Hills, MI  48331

	Re: 	McKenzie Bay International, Ltd.
Registration Statement on Form SB-2
      Filed November 14, 2005
		File No. 333-129673
		Post-Effective Amendment No. 4 to Form SB-2
		Filed November 8, 2005
		File No. 333-119493

Dear Mr. Harms:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note by means of the registration statement filed November
14,
2005 that you are seeking to register for resale common shares underlying convertible debentures that you sold to Cornell Capital Partners in unregistered transactions in October and November 2005.
Please provide us with your analysis as to whether that offering should be integrated with the prior private placement and public resale offering of common shares reflected in the post-effective amendment covering the standby equity distribution agreement with Cornell Capital.
2. We note your response to comments 4 and 5 in our letter dated September 22, 2005 and reissue the comments as they apply to David Gonzalez`s role as an escrow agent in connection with the common shares pledged to secure payment of the convertible debentures.
In
view of the apparent affiliate relationship between Cornell Capital as investor and Mr. Gonzalez as escrow agent, it appears that Cornell
Capital may be exercising actual or potential discretion as to whether it will perform its obligation under the terms of the convertible debentures. Please provide us with your analysis as to whether this affiliate relationship is inconsistent with our position regarding privately placed convertible securities as set forth in Interpretation No. 3S in the March 1999 Supplement to the Division of
Corporation Finance Manual of Publicly Available Telephone
Interpretations.
3. We note that you are registering common shares underlying securities with market-conversion features. Specifically, we note that the number of common shares issuable upon conversion of the convertible debentures may be determined, in part, by using 80 percent of the lowest closing bid price of your shares for the five trading days immediately preceding the conversion. As a result, the number of common shares to be issued on conversion may depend on the price of the common stock at the time of conversion. Accordingly, please confirm to us as follows:

* the shares of common stock you have registered is a good faith estimate of the maximum number of shares you may issue upon conversion;

* you will not rely on Rule 416 if the conversion price results in your having insufficient shares; and

* you will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.
4. We note you are registering 1,987,967 shares of common stock underlying warrants that you have issued to various selling stockholders. In the appropriate sections of the registration statement, please describe the transactions in which these warrants were issued and specify the material terms of the warrants. Identify whether these warrants have fixed exercise prices. Also, describe the material terms of the convertible promissory note that is convertible into the 80,200 common shares. Specify whether the promissory note has a fixed conversion price.



Use of Proceeds, page 19
5. Please specify the amount of proceeds you will receive from the exercise of warrants.

Selling Stockholders, page 71
6. Please include column headings to your selling stockholder table.



* * * *	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Howard Baik, Attorney-Advisor, at (202) 551-
3317, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      							Sincerely,


      							H. Christopher Owings
      Assistant Director

cc:	Jonathan B. Reisman, Esq.
	Reisman & Associates, P.A.
	Fax:  (928) 569-8195

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Donald C. Harms, Esq.
McKenzie Bay International, Ltd.
December 14, 2005
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